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August 28, 2018

Re:	X Financial (CIK No. 0001725033) Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on August 14, 2018

Confidential

Mr. Michael Clampitt

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt:

On behalf of our client, X Financial, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 21, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 14, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. On behalf of the Company, we wish to thank you and other members of the Commission for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the language addressing a particular comment appears.

The Company currently contemplates to launch the offering, subject to market conditions, on or around September 13, 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public offering.

*                                         *                                         *                                         *

Recent Developments, page 7

1.              Please disclose how you define active borrowers and active investors for the month ended July 31, 2018 and if the definition is different from the six months ended June 30, 2018 as disclosed on page 1. Please discuss any material trends concerning active borrowers and active investors in the month ended July 31, 2018.

The Company respectfully advises the Staff that the definition of active borrowers and active individual investors for the month ended July 31, 2018 are the same to that for the six months ended June 30, 2018. The Company has added such definition under the Prospectus Summary—Recent Developments. Please refer to the revised disclosure on page 9 of the Registration Statement. The Company also discussed the material trends concerning active borrowers and active individual investors in the month ended July 31, 2018. Please refer to the additional disclosure on pages 9 and 10 of the Registration Statement.

Summary of Significant Accounting Policies

Revenue Recognition, page F-16

2.              We note your response to comment 1. While the correction of the error did not result in a change to previously reported net income, we note that the correction resulted in an increase to total net revenue of 10% for 2017 as well as a change in the allowance for bad debts as a percentage of accounts receivable as of December 31, 2017, from 0% to 14%. Please provide us with your analysis of the materiality of the error under SAB 99 to support your current presentation. Alternatively, revise to provide the disclosures for a correction of an error in previously issued financial statements in accordance with ASC 250-10-50-7 and label the financial statements “as restated” for each year presented. In addition, the report of your independent registered public accounting firm should include a paragraph referring to the restatement and related disclosure.

The Company respectfully advises the Staff that the Company concluded previously that the error under SAB 99 was not material based on comprehensive analyses considering both quantitative and qualitative factors.  The Company acknowledges that considerable judgment is required in determining the materiality of the impact and as such in light of the Staff’s comment, the Company has revised its disclosures to represent correction of an error to its previously issued financial statements in accordance with ASC 250-10-50-7 and labelled the financial statements ‘as restated’ for each year presented. The auditor’s report has also been revised to include a paragraph referring to the restatement and related disclosures.

Please also refer to the disclosure with respect to restatement on pages 20, 47, 48, 94, 107, 113, 114, 117, 124 and 256 of the Registration Statement.

Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets, pages F-29 & F-76

3.              We note from your accounting policy disclosure on page F-29 that, “uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when you have determined the balance will not be collected and is eligible for tax deduction.” We also note from your allowance rollforward on pages F-32 and F-78 that you have not recognized any write-off for uncollectible accounts for the periods presented. Please address the following:

•                  Tell us why you have charged-off related loans more than 180 days but not the related fees;

The Company respectfully advises the Staff that the operational metrics disclosed which assume the charge-off of loans which are delinquent for more than 180 days is an operational policy decision to monitor the loan portfolio and to calculate loan delinquency ratios, and is also in line with industry practice. Even though a loan is charged-off for purposes of this operational metric, the Company does not necessarily cease collection activities related to the loans and associated service fees from the borrowers. The Company implements collection policies and practices to optimize the repayment process based on the nature, significance and aging of the loan which includes phone calls, text messages, in-person visits and lawsuits depending on the magnitude of the default. The Company does not charge off the receivables of the related fees until all reasonable collection efforts had been exhausted and they are eligible to claim bad debt expense deduction for income tax purposes. The Company believes the difference between the charge off of loans in determining the operational metric disclosed and the actual charge off of the related fees receivable does not have material impact on the financial statements.  The Company will continue to closely monitor the collection process and refine its charge off accounting policy as necessary in the future.

•                  Tell us how you consider historical losses in the determination of your allowance; and

The Company respectfully advises the Staff that given the collectability of the service fees is directly correlated with the collectability of the underlying loan principal and interest from the borrowers, the Company has estimated the allowance for service fees primarily based on the expected net default rates for each product type, consistent with the input used in determining the fair value of guarantee liabilities for that loan product.

•                  Provide a level of granularity to your significant accounting policies disclosed starting on page F-29 to allow a reader of the financial statements to understand how the allowance for accounts receivable was determined in the periods presented.

In response to the Staff’s comment, the Company has revised its significant accounting policies on the allowance for accounts receivable and contract assets in F-29.

4.              Reconcile overdue RMB 1,129,707 at December 31, 2016 and RMB 49,327,158 at December 31, 2017 disclosed in the narrative disclosure on page F-31 to the total past due of RMB 1,187,089 at December 31, 2016 and RMB 58,355,215 at December 31, 2017 disclosed in the aging of past due accounts receivable tables on page F-31, and revise as necessary.

The Company respectfully advises the Staff that the overdue amounts disclosed in the narrative disclosure on page F-31 were incorrect. In response to the Staff’s comment, the Company has removed the narrative disclosure on page F-31 given that the table already represents the aging of past due accounts receivable.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yue (Justin) Tang, Chief Executive Officer
Mr. Jie (Kevin) Zhang, Chief Financial Officer
X Financial

Ms. Dan Ouyang, Esq.
Mr. Weiheng Chen, Esq.
Mr. Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati
Deloitte Touche Tohmastu Certified Public Accountants LLP